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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                SCHEDULE 14D-9/A

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
                                  SYNAVANT INC.
                     ---------------------------------------
                            (Name of Subject Company)

                                  SYNAVANT INC.
                     ---------------------------------------
                        (Name of Person Filing Statement)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    87157A105
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                      (CUSIP Number of Class of Securities)

                                 Wayne P. Yetter
                                  SYNAVANT Inc.
                       3445 Peachtree Road, NE, Suite 1400
                             Atlanta, Georgia 30326
                                 (404) 841-4000
                    -----------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With Copies To:

      Elizabeth O. Derrick, Esq.                  Vincent J. Napoleon, Esq.
 Womble Carlyle Sandridge & Rice, PLLC                  SYNAVANT Inc.
1201 West Peachtree Street, Suite 3500       3445 Peachtree Road, NE, Suite 1400
        Atlanta, Georgia 30309                      Atlanta, Georgia 30326
            (404) 872-7000                              (404) 841-4000


[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer:
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         This Amendment No. 1 amends that certain Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on April 18, 2003 (the "Schedule 14D-9") by SYNAVANT Inc., a Delaware corporation (the "Company"), relating to the tender offer by Jivago Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of CEGEDIM SA, a company organized under the laws of France (the "Offeror"), to purchase all of the Company's issued and outstanding common stock, $0.01 par value per share (the "Common Stock"), including the associated preferred stock purchase rights (together with the Common Stock, the "Shares") for $2.30 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase, as each may be amended from time to time, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on April 18, 2003 by the Offeror. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         Item 4 of the Schedule 14D-9 is hereby amended by inserting the following paragraph to the end of the section entitled "Background":

         On April 21, 2003, Dendrite International, Inc., a New Jersey corporation (previously defined as "Third Party"), submitted a written proposal to acquire the Company pursuant to a tender offer followed by a back-end merger for cash consideration of $2.50 per Share. Third Party offered to consummate the tender offer and the back-end merger on substantially the same terms and conditions as set forth in the Merger Agreement, subject to unspecified modifications. Third Party also indicated that it would increase the amount of the cash consideration offered if certain provisions of the Merger Agreement were invalidated. On the same date, the Company's Board of Directors held a telephonic meeting to discuss Third Party's proposal and, as permitted under the Merger Agreement, authorized management and Alterity to conduct further discussions and negotiations with Third Party to understand Third Party's proposal more fully and to determine whether definitive terms for a superior proposal could be reached. The Company's Board of Directors did not approve Third Party's proposal or withdraw or modify its recommendation that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

         Also on April 21, 2003, a lawsuit was filed by Third Party against the Company, CEGEDIM, Purchaser, and each member of the Company's Board of Directors individually. For a detailed description of the complaint filed by Third Party in this lawsuit, see "Item 8. Additional Information- Third Party Litigation." On April 22, 2003, the parties held a scheduling hearing before the Court of Chancery pursuant to which the court ordered a hearing be held on Third Party's motion on May 12, 2003.

         On April 22, 2003, the Company issued a press release announcing the receipt of Third Party's April 21, 2003 proposal and the filing of Third Party's lawsuit. A copy of the press release is attached hereto as Exhibit (a)(7).

         Also on April 22, 2003, two lawsuits were filed against the Company and each member of the Company's Board of Directors individually by alleged stockholders of the Company on behalf of themselves and all other stockholders of the Company, other than the defendants. On April 23, 2003, an additional lawsuit was filed against the Company and each member of the Company's Board of Directors individually by an alleged stockholder of the Company on behalf of herself and all other stockholders of the Company, other than the defendants. For a detailed description of the complaints filed in these lawsuits, see "Item
8. Additional Information- Stockholder Litigation."

ITEM 8.  ADDITIONAL INFORMATION

         Item 8 of the Schedule 14D-9 is hereby amended by inserting the following text to the end thereof:
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THIRD PARTY LITIGATION

         On April 21, 2003, Third Party filed a complaint in the Court of Chancery of the State of Delaware, in and for New Castle County, against the Company, CEGEDIM, Purchaser and each member of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(8). In the complaint, Third Party generally alleges that:

         - the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the Merger Agreement and the transactions related thereto;

         - CEGEDIM and Purchaser aided and abetted the Company's Board of Directors in breaching their fiduciary duties;

         - the Company and the Company's Board of Directors fraudulently induced Third Party to enter into a Confidentiality Agreement with the Company;

         - the Company breached the terms of the Confidentiality Agreement with Third Party; and

         - the Company made fraudulent misrepresentations in the course of negotiating with Third Party.

         This lawsuit seeks, among other things, to enjoin the Offer and the Merger, have the Merger Agreement declared null and void, rescind the Offer and the Merger in the event they are consummated and recover unspecified compensatory damages and costs. Based on its review of the complaint, the Company believes that the allegations in this lawsuit are without merit and intends to defend the lawsuit vigorously.

         On April 22, 2003, the parties held a scheduling hearing before the Court of Chancery pursuant to which the court ordered a hearing to be held on Third Party's motion on May 12, 2003.

STOCKHOLDER LITIGATION

         On April 22, 2003, Ernest Hack ("Hack"), an alleged stockholder of the Company, for himself and on behalf of a putative class of the Company's stockholders other than the defendants, filed a complaint in the Delaware Court of Chancery in and for New Castle County, against the Company, Purchaser and each of the members of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(9). In the complaint, Hack seeks to certify a class of the Company's stockholders and generally alleges that the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the Merger Agreement and the transactions related thereto, because the consideration to be paid pursuant to the Offer and the Merger allegedly did not represent the best price available for the Company's stockholders. This lawsuit seeks, among other things, to enjoin the Offer and the Merger, either rescind the Offer and Merger or recover rescissory damages in the event they are consummated and recover fees and expenses associated with the action.

         Also on April 22, 2003, John Schram ("Schram"), an alleged stockholder of the Company, on behalf of himself and a putative class of the Company's stockholders other than the defendants, filed a complaint in the Delaware Court of Chancery in and for New Castle County against the Company and each member of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(10). In the complaint, Schram generally alleges that the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the Merger Agreement and the transactions related thereto and by allegedly failing to exempt Third Party
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from the restrictions of certain defensive measures. This lawsuit seeks, among other things, to enjoin the Offer and the Merger, delete certain provisions of the Merger Agreement, either rescind the Offer and the Merger or recover rescissory damages in the event they are consummated and recover fees and costs associated with the action.

         On April 23, 2003, Janice Stilles ("Stilles"), an alleged stockholder of the Company, on behalf of herself and a putative class of the Company's stockholders other than the defendants, filed a complaint in the Delaware Court of Chancery in and for New Castle County against the Company and each member of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(11). In the complaint, Stilles generally alleges that the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the Merger Agreement and the transactions related thereto and by allegedly failing to exempt Third Party from the restrictions of certain defensive measures. This lawsuit seeks, among other things, to enjoin the Offer and the Merger, delete certain provisions of the Merger Agreement, either rescind the Offer and the Merger or recover rescissory damages in the event they are consummated and recover fees and costs associated with the action.

         Based on its review of these three complaints, the Company believes that the allegations made in the lawsuits are without merit and intends to defend each of these lawsuits vigorously.

ITEM 9.  EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits thereto:

         (a)(7)   Press release dated April 22, 2003.

         (a)(8) Complaint titled Dendrite International, Inc. v. Synavant Inc., Wayne P. Yetter, Peter H. Fuchs, Robert J. Kamerschen,
                  H. Eugene Lockhart, Mary A. Madden, Barry L. Williams, Cegedim, S.A. and Jivago Acquisition Corp., filed on April 21, 2003 in the Court of Chancery of the State of Delaware in and for New Castle County.

         (a)(9) Complaint titled Ernest Hack v. Synavant Inc., Wayne P. Yetter, Peter H. Fuchs, Robert J. Kamerschen, H. Eugene Lockhart, Mary A. Madden, Barry L. Williams, and Jivago Acquisition Corp., filed on April 22, 2003 in the Court of Chancery of the State of Delaware in and for New Castle County.

         (a)(10) Complaint titled John Schram v. Wayne P. Yetter, Mary A. Madden, Peter H. Fuchs, Barry L. Williams, Robert J. Kamerschen, H. Eugene Lockhart and Synavant Inc. filed on April 22, 2003 in the Court of Chancery of the State of Delaware in and for New Castle County.

         (a)(11) Complaint titled Janice Stilles v. Wayne P. Yetter, Mary A. Madden, Peter H. Fuchs, Barry L. Williams, Robert J. Kamerschen, H. Eugene Lockhart and Synavant Inc. filed on April 23, 2003 in the Court of Chancery of the State of Delaware in and for New Castle County.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SYNAVANT Inc.

                                        /s/ Wayne P. Yetter
                                        ------------------------------------
                                        Wayne P. Yetter
                                        Chairman and Chief Executive Officer
                                        April 23, 2003